July 22, 2024

Charles Youakim
Chief Executive Officer
Sezzle Inc.
700 Nicollet Mall, Suite 640
Minneapolis, MN 55402

       Re: Sezzle Inc.
           Registration Statement on Form S-3
           Filed July 10, 2024
           File No. 333-280740
Dear Charles Youakim:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg at 202-551-3342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services